UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of February 2014

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒    Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐    No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐    No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

4Q13
2013

Investor Relations

QUARTERLY REPORT

Consolidated Information and Earnings (Unaudited)

This report contains the operating and financial performance of Oi S.A. and its direct and indirect subsidiaries for the fourth quarter and fiscal year of 2013.

Oi S.A. | www.oi.com.br/ir

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The Company’s commitment to quality of sales impacts positively profitability and churn

4Q13

•	Net revenue increased 1.5% sequentially, reaching R$7.2 billion, as a result of fixed broadband and pay TV growth in the Residential segment as well as the increase of Personal Mobility services revenue due to higher recharges and data usage. On the year-over-over, the growth on these segments was more than offset by the MTR cuts, reduction on handset sales and the Corporate/SMEs revenue decline.

•	EBITDA totaled R$3.5 billion in 4Q13 (+39% vs 4Q12), impacted by the gain from sale of GlobeNet. Excluding the one-off event, routine EBITDA improved on a quarter-over-quarter basis, underpinned by the Company’s focus on sales quality, profitability, operational efficiency and financial discipline.

•	Operational cash flow (routine EBITDA minus Capex) amounted to R$484 million, presenting year-over-year and sequential improvements.

•	Net income reached R$1.2 billion, R$776 million increase over 4Q12 (+191%) and R$1.0 billion (+588%) sequentially.

•	Net debt stood at R$30.4 billion, a 3.8% sequential increase, impacted by the adherence to the tax refinancing program (Refis), which effectively improves Oi’s balance sheet, and the dividend payout.

•	Revenue Generating Units (RGUs) grew 0.2% year-over-over and reduced by 0.5% in a quarterly basis, totaling 74.5 million at the end of 2013, reflecting Oi’s commitment to customer quality and profitability.

Consolidated Results

	4Q13	4Q12	3Q13	YoY		QoQ		2013	2012	YoY
Oi S.A. Pro - Forma
Revenue Generating Unit (‘000)	74,466	74,339	74,873	0.2%		-0.5%		74,466	74,339	0.2%
Residential	17,837	18,337	18,336	-2.7%		-2.7%		17,837	18,337	-2.7%
Personal Mobility	47,727	46,305	47,337	3.1%		0.8%		47,727	46,305	3.1%
Corporate / SMEs	8,246	8,971	8,542	-8.1%		-3.5%		8,246	8,971	-8.1%
Public Telephones	655	727	657	-9.9%		-0.3%		655	727	-9.9%

Net Revenue (R$ million)	7,209	7,390	7,099	-2.4%		1.5%		28,422	28,142	1.0%
Residential	2,606	2,589	2,564	0.7%		1.6%		10,303	9,974	3.3%
Personal Mobility	2,389	2,463	2,330	-3.0%		2.5%		9,290	9,102	2.1%
Corporate / SMEs	2,117	2,195	2,106	-3.6%		0.5%		8,456	8,510	-0.6%
VAS and Others	97	143	99	-32.2%		-2.0%		374	556	-32.7%
EBITDA (R$ million)	3,496	2,516	2,139	39.0%		63.4%		9,583	8,873	8.0%
EBITDA Margin (%)	48.5%	34.0%	30.1%	14.	5 p.p.	18.4	p.p.	33.7%	31.5%	2.2	p.p.
Routine EBITDA (R$ million)	1,999	2,196	1,966	-9.0%		1.7%		7,576	n.a.	—
Routine EBITDA Margin (%)	27.7%	29.7%	27.7%	-2.	0p.p.	0.0p	.p.	26.7%	n.a.	—

Net Earnings (R$ million)	1,183	407	172	190.7%		587.8%		1,493	1,785	-16.4%

Net Debt (R$ million)	30,416	25,068	29,295	21.3%		3.8%		30,416	25,068	21.3%
Available Cash (R$ million)	3,931	7,804	4,758	-49.6%		-17.4%		3,931	7,804	-49.6%
CAPEX (R$ million)	1,515	2,106	1,540	-28.1%		-1.6%		6,250	6,564	-4.8%

Note:	(1)	2012 Net income refers to two months of results from the former Brasil Telecom S.A. and ten months from Oi S.A.
	(2)	n.a.: In 2012, the Company did not use the routine EBITDA concept.
	(3)	SMEs: small and medium enterprises.

02/18/2014	2

Net Revenue:

Table 1 – Breakdown of Net Revenue

	Quarter					Full Year			%
R$ million	4Q13	4Q12	3Q13	YoY	QoQ	2013	2012	YoY	4Q13	4Q12
Residential	2,606	2,589	2,564	0.7%	1.6%	10,303	9,974	3.3%	36.1%	35.0%
Personal Mobility	2,389	2,463	2,330	-3. 0%	2. 5%	9, 290	9, 102	2. 1%	33.1%	33.3%
Services / Clients (1)	1,737	1,680	1,679	3.4%	3.5%	6,609	6,276	5.3%	24.1%	22.7%
Network Usage	490	587	554	-16.5%	-11.6%	2,147	2,337	-8.1%	6.8%	7.9%
Sales of handsets, sim cards and others	161	195	97	-17.4%	66.0%	535	489	9.4%	2.2%	2.6%
Corporate / SMEs	2,117	2,195	2,106	-3.6%	0.5%	8,455	8,510	-0.6%	29.4%	29.7%
Other Services	97	143	99	-32.2%	-2.0%	375	556	-32.6%	1.4%	1.9%
Public Phone	13	27	10	-51.9%	30.0%	32	79	-59.5%	0.2%	0.4%
VAS and Others	84	116	90	-27.6%	-6.7%	342	476	-28.2%	1.2%	1.6%

Total Net Revenue	7,209	7,390	7,099	-2.4%	1.5%	28,422	28,142	1.0%	100.0%	100.0%

Note:	(1)	Includes subscriptions, outgoing calls, mobile long distance, roaming, data and value added.
	(2)	2012 results are pro-forma.

Net revenue totaled R$7.2 billion in 4Q13, 2.4% down from the same period of the previous year, chiefly due to: (i) reduction in mobile termination rate and lower revenue from handset sales, both in the Personal Mobility segment and (ii) lower fixed and mobile voice revenue in the SMEs, as a result of the ongoing restructuring in this segment, in addition to the decrease in postpaid voice and mobile data services in the Corporate segment, and (iii) the focus on profitability and protection of the Company’s cash flow. These effects were partially offset by the growth of pay TV and fixed broadband in the Residential segment, as well as the increase in revenue from Personal Mobility services on the back of higher recharge volume and greater data use.

The sequential performance of net revenue (+1.5%) is explained by the growth in fixed broadband, pay TV and mobile data, as well as the increase in handset sales during Christmas. Mobile data revenue, specifically, increased 17.5% compared to the previous quarter and 69% YoY, reaching R$463 million, as a result of the new plans that encourage data usage launched in the second half of the year.

Annual net revenue came to R$28.4 billion, R$280 million more than in 2012 (+1.0%), driven by increased revenue from the Residential segment, due to pay TV and fixed broadband growth, and from the Personal Mobility segment due to the increase prepaid recharges, data usage and VAS packages, which more than offset the impact of the decline in MTR and lower revenue from the Residential fixed line and from the Corporate / SMEs segment.

02/18/2014	3

    Residential

	4Q13	4Q12	3Q13	YoY	QoQ	2013	2012	YoY
Residential
Net Revenue (R$ million)	2,606	2,589	2,564	0.7%	1.6%	10,303	9,974	3.3%
Revenue Generating Units (RGU) - (‘000)	17,837	18,337	18,336	-2.7%	-2.7%	17,837	18,337	-2.7%
Fixed Line in Service	11,750	12,478	12,091	-5.8%	-2.8%	11,750	12,478	-5.8%
Fixed Broadband	5,258	5,102	5,336	3.1%	-1.5%	5,258	5,102	3.1%
Pay TV	829	757	909	9.5%	-8.8%	829	757	9.5%
ARPU Residential (R$)	73.9	69.2	70.7	6.8%	4.5%	—	—	—

Note: 2012 results are pro-forma.

Net revenue from Residential segment totaled R$2.6 billion in 4Q13, 0.7% up from the same period of the previous year. This performance reflected the continuing increase in sales of bundled offers, especially bundling fixed with broadband and pay TV, products that were mostly responsible for the upturn in this segment, which is presenting the fifth consecutive quarter with YoY growth, offsetting the natural fixed line declining trend.

In December 2013, 58% of households connected to the network had more than one Oi product, a YoY increase of 4.7 percentage points. Upselling also contributed to the increase in revenue, both in terms of broadband, underpinned by network improvements in order to offer higher speeds, and pay TV, with the offer of more complete packages and extra premier channels. The average broadband speed in 4Q13 reached 3.8 Mbps, 19% higher than the 4Q12 average. This performance, coupled with a significant reduction in wireline voluntary churn, is explained by the Company’s successful strategy of offering services and initiatives to increase profitability and customer loyalty, leading to a Residential ARPU growth of 6.8% YoY, reaching R$73.9 in 4Q13.

In comparison to the previous quarter, Residential net revenue climbed by 1.6% as a result of the 4.2% sequential improvement in ARPU, also due to the increase in bundled offering sales and upselling both in broadband and pay TV.

In 2013, net revenue from Residential segment came to R$10.3 billion, up 3.3% compared to 2012, primarily due to increase in broadband and pay TV customers, whose growth more than offset the decline in wireline revenue. The decline in wireline revenue slowed in comparison to the decline in 2012 over 2011, as a result of the successful strategy of bundling broadband, pay TV and mobile, through Oi Conta Total and the launch of new prepaid offerings, such as Oi Voz Total, that promotes the fixed-to-mobile convergence, adding more value to the fixed line.

Oi closed 2013 with 17,837 thousand RGUs (Revenue Generating Units) in the Residential segment, down 2.7% from 2012, explained by the 5.8% annual reduction in the number of fixed lines in use, which offset the expansion of pay TV (+9.5%) and fixed broadband (+3.1%). Both the reduction in the number of fixed lines and the slowdown in pay TV and fixed broadband growth resulted from the focus on the quality of its customer base, which impacted gross additions in the fourth quarter. Additionally, in the 4Q13 the company did a clean-up in its base, in line with the strategy of improve quality and profitability.

All in all, the Company continued to focus on improving the quality of its customer base, through a more conservative commercial strategy, adapting its credit policies and sales processes accordingly, which naturally resulted in lower gross additions. On the other hand, the strategy based on bundles, initiatives to retain existing customers and upselling efforts resulted in declining voluntary churn, increasing ARPU and a more reasonable bad debt level, leading to a more quality and profitable profile of customer base.

02/18/2014	4

Wireline

At the end of 4Q13, Oi had 11,750 wireline customers in the Residential segment, with net disconnections of 728 thousand fixed lines in 2013, versus 568 thousand in 2012. This increase resulted from the combination of lower volume of gross additions, due to a more conservative credit policy, and the maintenance of the strict involuntary churn policy during the second half of 2013, in line with the Company’s objective of improving the quality of its customer base. However, the Company maintained low level of disconnections in historical terms.

Retention rates improved throughout 2013, thanks to initiatives focused on cross selling and other retention initiatives, which basically consisted of a more assertive application of strategies in the offering of products that are most suitable to the customer’s current profile. With this in mind, the options offered by Oi’s sales teams include redesigning customers’ wireline plans, selling new broadband subscriptions and pay TV through convergent packages, as well as offering plans in the Personal Mobility segment that promote fixed-to-mobile convergence. The bundled offers Oi Conta Total and Oi Voz Total are two such examples that focus on increasing ARPU and reducing churn. Oi Conta Total (OCT) is a triple-play postpaid offer that combines fixed line, broadband and postpaid mobile, and that can also be combined with pay TV (quadruple-play) and mobile data packages, while Oi Voz Total is a double-play prepaid offer combining fixed and prepaid mobile aiming to improve fixed-to-mobile convergence. All these bundled offers have significant lower churn rate when compared to the single products.

Under-contract plans, whereby customers accumulate discounts on their monthly bills if they remain in the base for the entire term of their 12-month contract, have been another important tool to control churn rates.

Broadband

Oi closed the fourth quarter with 5,258 thousand fixed broadband RGUs in the Residential segment, up 3.1% against 4Q12, recording 156 thousand net additions in 2013. The penetration of Oi’s fixed broadband in residences with Oi products reached 44.2%, 3.8 percentage points up from the 40.4% recorded at the end of 2012. In addition to pay TV, broadband plays an important role in increasing the profitability of the Residential segment, either through cross selling or the upselling of convergent offerings which helps reduce churn and improve ARPU in this segment. In comparison with the previous quarter, there was a 1.5% decline in broadband RGUs, mainly due to a clean-up base and lower gross adds, in line with the Company’s focus on sales quality.

In 4Q13, the average speed for Residential broadband customers moved up by 18.8% YoY, from 3.2 Mbps, in 4Q12, to 3.8 Mbps. There was also an increase in the share of RGUs with speeds equal to or greater than 5 Mbps, up 8 p.p. year-over-year, ending 2013 at 39%. Approximately 18% of broadband RGUs have speeds equal to or greater than 10 Mbps. These advances are the result of Oi’s efforts to increase its ability to retain and profit from its customers, supported by investments to expand the capillarity and capacity of its broadband network and upgrade customer speeds. As a result, voluntary churn continued to decline, showing the results of the strategy focused on improving the customer base quality.

Pay TV

Oi ended 4Q13 with a pay TV base of 829 thousand RGUs, 9.5% more than in the same period last year, despite the initiatives focused on sales quality and the Company’s decision to re-launch Oi TV in 2014 after

02/18/2014	5

the implementation of a new platform over the SES-6 satellite contracted in 2013, which impacted the acquisition of new clients in 4Q13. Compared to the previous quarter, the base fell by 8.8%, also explained by the initiatives focused on sales quality, lower commercial efforts due to the future launch of the new TV product as well as a base clean-up occurred in 4Q13.

SES-6 will increase the DTH capacity of Oi TV and will improve signal quality and coverage, allowing the Company to offer more HD and local channels in its programming schedule and include pay-per-view, video on demand and interactive services. The additional capacity provided by the SES-6 satellite is a competitive advantage that will support Oi’s pay TV via DTH growth in the medium and long term.

In 4Q13, the penetration of Oi TV in homes with Oi products came to 7%, 1.0 p.p. up from the 6% recorded at the end of 2012. With the attraction of entry-level offerings with HD channels at competitive prices, the pay TV segment has great upselling potential in Oi’s portfolio due to the offer of various packages and extra channels, which will have a positive impact on the sustainable growth of the residential ARPU, in addition to playing a strategic role in retaining and increasing the loyalty of residential customers.

Residential ARPU

The Company ended 2013 with 11,900 thousand homes connected to the network, 58% of which, or 6,911 thousand homes, had more than one Oi product, improving 4.7 p.p. YoY, with a more significant increase in the number of households with triple-play and quadruple-play offerings. Because of the greater exposure of Oi households to fixed broadband and pay TV – products with higher upselling potential –, residential ARPU continued to post positive results, closing 4Q13 at R$73.9, up 6.8% in the YoY comparison. This performance was fueled by fixed broadband and pay TV growth (both in terms of RGUs and ARPU) as well as the loyalty and retention initiatives.

In comparison to the previous quarter, residential ARPU grew by 4.5% despite 2.7% reduction in the number of RGUs. This performance reflected the Company’s commitment to increasing profitability and improving the quality of its customer base, both through the strict disconnection policy, increasing retention efforts and by improving the quality of gross additions.

    Personal Mobility

	4Q13	4Q12	3Q13	YoY	QoQ	2013	2012	YoY
Personal Mobility
Net Revenue (R$ million)	2,389	2,463	2,330	-3.0%	2.5%	9,290	9,102	2.1%
Services / Clients (1)	1,737	1,680	1,679	3.4%	3.5%	6,609	6,276	5.3%
Network Usage	490	587	554	-16.5%	-11.6%	2,147	2,337	-8.1%
Sales of handsets, sim cards and others	161	195	97	-17.4%	66.0%	535	489	9.4%
Revenue Generating Units (RGU) - (‘000)	47,727	46,305	47,337	3.1%	0.8%	47,727	46,305	3.1%
Pre-Paid Plans	41,019	39,832	40,676	3.0%	0.8%	41,019	39,832	3.0%
Post-Paid Plans(2)	6,708	6,472	6,662	3.6%	0.7%	6,708	6,472	3.6%

Note:	(1)	Includes: subscriptions, outgoing calls, mobile long distance, roaming, data and value added.
	(2)	Includes: high-end postpaid plans, Oi Controle, bundled mobile services (Oi Conta Total and Oi Internet Total) and 3G (mini-modem).
	(3)	2012 results are pro-forma.

02/18/2014	6

Net revenue from Personal Mobility segment totalled R$2.4 billion in 4Q13, down 3.0% from 4Q12, impacted by the MTR cuts and lower revenue from handset sales. Service revenue reached R$1.7 billion this quarter, 3.4% up YoY, mainly explained by: (i) larger mobile customer base, (ii) data revenue performance (mobile internet, mobile broadband and value added services), which grew by 69.0% over 4Q12 to R$463 million and (iii) new prepaid offerings launched in the second half, which resulted in continued growth in average recharge volume. Net revenue from handset sales totaled R$161 million, R$34 million less than in 4Q12, reflecting a more rational subsidy policy, together with the focus on quality and cash flow protection, resulting in lower handset sales volume.

In comparison with the previous quarter, net revenue increased by 2.5% as a result of increasing prepaid recharges and handset sales due to Christmas season, partially offset by the decrease in network usage revenue mainly related to lower SMS traffic. Annual net revenue from Personal Mobility totaled R$9.3 billion, R$188 million more than in 2012, driven by the increase in the average prepaid recharge and higher consumption of data mainly from the prepaid segment, as well as the 9.4% increase in handset sales. This increase was partially offset by the impact from the MTR cuts, which resulted in an 8.1% decrease in network usage revenue.

Oi closed 2013 with 47,727 thousand RGUs in the Personal Mobility segment, 3.1% up on 2012, equivalent to 1,422 thousand net additions in the last 12 months, 1,186 thousand of which prepaid RGUs and 236 thousand postpaid.

In 4Q13 monthly churn stood at 3.8%, improved from 4.2% in 4Q12.

At the end of 2013, Oi’s mobile customer base (Personal Mobility + Corporate / SMEs) totaled 50,238 thousand RGUs, 47,727 thousand of which in Personal Mobility and 2,511 thousand in Corporate / SMEs. Gross and net additions came to 5.9 million and 203 thousand, respectively, in 4Q13.

Prepaid

Prepaid base ended the fourth quarter of 2013 with 41,019 thousand RGUs, representing an increase of 3.0%, or 1,186 thousand RGUs, in relation to 4Q12, and a sequential increase of 0.8%.

Given the Company’s focus on financial discipline and cash generation, the prepaid segment is strategically important due to its intrinsic characteristics, including: (i) scale, (ii) very low customer acquisition costs, (iii) neither invoice nor collection costs, (iv) no bad debt issues, and (v) favorable impact on working capital. For these reasons, Oi has been concentrating on this segment, seeking to increase the use of voice and data by these customers, especially those with an active consumption and recharge profile, underlining the Company’s focus on profitable growth.

Similarly to 3Q13, the fourth quarter was marked by substantial gross recharge volume, which reached record levels in December, growing by 5.3% YoY, outpacing the 3% annual increase in the prepaid customer base. As a result, the average recharge in 4Q13 recorded its highest level since 2010, climbing by 5.6% over 4Q12. The Company will continue to encourage this segment, which is already equipped with recharge processing infrastructure capable of handling 7,000 transactions per minute.

Mobile data consumption on prepaid lines also continued to record consistent growth in terms of mobile internet, as a result of add-on packages that complement customer offerings and the use of active marketing tools. These initiatives are already producing results, confirmed by the 77% increase in prepaid data revenue and 32% in SVA revenue over 2013 and the bigger share of data usage in recharge consumption.

02/18/2014	7

The Company has successfully implemented a platform to manage recharge campaigns, which began as a pilot project in 2Q13. This tool creates, executes and manages customized campaigns for prepaid and Oi Controle customers (one-on-one marketing concept), enabling the sending of real time messages to encourage customers to recharge their accounts and purchase add-on packages based on their profile and context, making the offerings more relevant. The improving performance in volume of recharge that Oi have been presenting in the last quarters is a direct result of the use of the new platform.

Postpaid

Oi closed 2013 with 6,708 thousand postpaid RGUs in the Personal Mobility segment, 3.6% up from the end of 2012 and 0.7% up from the previous quarter, despite the more restrictive sales approach. The postpaid segment represented 14.1% of the Personal Mobility base at year-end, virtually flat over the 14.0% recorded in 4Q12.

In this context of the Company’s focus on sales quality, it is worth noting that the current volume of gross subsidized additions in the postpaid segment is less than 1% of total sales. The goal is to add more quality to the customer base and protect cash flow with more targeted subsidies, monetizing the segment through sustainable growth of the postpaid base, in addition to improving churn levels. In fact, in recent quarters postpaid revenue has grown at a higher rate than its respective RGU growth. In addition, the early churn in postpaid decreased by around 20% YoY.

The offer of customer loyalty programs has also sustained the ongoing decline in voluntary churn, both in terms of postpaid customers and customers with mobile access through the Oi Conta Total offer. The new Oi Conectado offer, which combines voice, data package, unlimited SMS and unlimited on-net calls, already represents 10% of sales, proving the increasing attractiveness of data.

3G and 4G LTE coverage

Oi closed the quarter with 3G coverage in 891 municipalities (76% of the country’s urban population), an increase of 29%, or 199 municipalities, over the end of 2012. This improvement is key to increasing data penetration in the customer base and sustaining consistent revenue growth in the mobile data segment.

Oi is already offering the 4G LTE data package in 24 municipalities, including the six cities that hosted FIFA’s Confederations Cup (Rio de Janeiro, Belo Horizonte, Brasília, Salvador, Recife and Fortaleza).

Mobile ARPU

Mobile ARPU treats total mobile revenue (Personal Mobility + Corporate / SMEs) as if it were generated by a separate mobile company, i.e. including revenue from traffic between Oi’s mobile and wireline divisions (intercompany), but excluding revenue from mobile long-distance calls that belongs to the STFC license (fixed voice concession). This amount is then divided by the average customer base to calculate the mobile ARPU.

Mobile ARPU in 4Q13 was R$19.9, 7.4% less than in 4Q12, despite de 11.3% drop in mobile termination rate. The lower interconnection revenue was partially offset by growth in data revenue and increase in the recharge levels of the prepaid base. Excluding the interconnection revenue, the mobile ARPU in 4Q13 presented a 3.9% growth in comparison to 4Q12.

02/18/2014	8

    Corporate / SMEs

	4Q13	4Q12	3Q13	YoY	QoQ	2013	2012	YoY
Corporate / SMEs
Net Revenue (R$ million)	2,117	2,195	2,106	-3.6%	0.5%	8,455	8,510	-0.6%
Revenue Generating Units (RGU) - (‘000)	8,246	8,971	8,542	-8.1%	-3.5%	8,246	8,971	-8.1%
Fixed	5,105	5,422	5,222	-5.8%	-2.2%	5,105	5,422	-5.8%
Broadband	630	594	623	6.1%	1.1%	630	594	6.1%
Mobile	2,511	2,955	2,698	-15.0%	-6.9%	2,511	2,955	-15.0%

Note: 2012 results are pro-forma.

Net revenue totaled R$2.1 billion, 3.6% down from 4Q12, essentially due to the 8.5% decrease in revenue from the SME segment and the 3.1% reduction in Corporate revenue, partially offset by wholesale settlement agreements in 4Q13.

In 2013, net revenue came to R$8.5 billion, a slight reduction (-0.6%) over the previous year, as a result of the strong operating result in 2012 in terms of number of RGUs and the change in the strategy throughout 2013 with a focus on sales quality.

Oi closed 2013 with 8,246 thousand RGUs in the Corporate / SMEs segment, 8.1% down from the end of 2012, reflecting the focus on sales quality and the continuing base clean-up. The shrinkage of the customer base was mainly consequence of the Company’s strategy to focus on profitability, including the more rational use of handset subsidies, as well as the reassessment of sales process in seeking a higher quality customer addition mix.

Oi maintained its technological partnership with Portugal Telecom, aiming to capture synergies and take advantage of its cloud computing expertise to provide more complete services, seeking solutions that are both scalable and available, as well as to reduce costs. In 3Q13, Oi launched the second phase of its cloud computing services targeted at the Corporate / SMEs segment, reinforcing its strategy of helping customers to increase revenue and reduce costs through the use of innovative technology. The new solutions will operate on Oi and Portugal Telecom’s international data center network, including the recently inaugurated Covilhã facility, one of the biggest and most efficient in the world.

SMEs

The SMEs segment increased its focus on sales quality and, especially, on the ongoing restructuring of its franchise network and the adoption of own stores to sell its offerings. Since 3Q13, the Company has altered its franchise commissioning policy, conditioning the payment of commissions on timely payments by the customers added. This initiative improved the quality of the franchise base, which is now subject to stricter oversight. Additionally, it reduced the total number of franchises and, consequently, the segment’s sales force, which had a direct impact on the decline in gross additions. However, the Company has already developed a new sales force (internal sales force, branded stores and service to sales) and higher partner support in order to increase gross additions in the future.

In addition, the segment was exceptionally restrictive in terms of subsidies, adopting a highly conservative approach with a focus on strengthening the loyalty of existing customers. The highlight was the continuing expansion of wireline voice (basic and advanced) and broadband services, underlining the assertiveness of the convergence strategy in this segment, and partially offsetting the reduction in the mobile base.

02/18/2014	9

As a result, net revenue from SMEs fell by 8.5% YoY in 4Q13. On the other hand, operating costs improved due to stricter control over bad debt and early churn (from non-payment of the first and second monthly bills), avoiding unnecessary billing, collection and logistics costs. In fact, fixed and mobile churn in this segment dropped by around 30% sequentially, while ARPU increased during the same period.

The Company continues to focus on the profitability of the customer base through improving the quality of its sales with such initiatives as the Quality Call (a follow-up call to double-check the order with the customer), the commissioning model review and adjustments to current offers.

The number of RGUs in the wireline base (basic and advanced voice) increased by 9.1% over 4Q12, continuing to consolidate the reversal of the wireline base decline in this segment, despite the more restrictive customer addition policy. The broadband base grew by 9.8%, underlining the continuing expansion of fixed-line broadband in the SME segment. The mobile segment fell by 23.9% YoY, reflecting the reduced use of subsidies.

Corporate

The annual decline in Corporate RGUs was due to: (i) the insourcing of a supplier’s workers in 3Q13, which reduced the number of RGUs in the segment, offset by an increase in the number of RGUs in the Personal Mobility segment, (ii) the focus on sales quality, (iii) the reduction in subsidies in the pursuit of profitability, especially in mobile offerings, and (iv) higher sales volume in 4Q12, in line with the Company’s strategy at that time.

In terms of operating performance, VPN networking (+20.4%), internet access (+9.2%) and fixed digital trunking (+4.9%) continued to record substantial growth in 4Q13. However, the result was negatively impacted by the reduction in postpaid voice (-9.0%) and mobile data services (-7.8%), as a direct result of the cut in subsidies and the insourcing, in the 3Q13, of previously outsourced workers, who were reallocated from the corporate customer base to Oi’s mobile base. As a result, Corporate net revenue fell by 3.1% over 4Q12, more than offsetting the 4.4% increase in data revenue during the same period.

Considering the annual performance, Corporate revenue outperformed the market in all products. Corporate data revenue grew 6.0% while the market improved 2.8%. Mobile revenue from this segment increased 9.3% against 6.3% of the market. And although Corporate’s wireline revenue fell by 3.3%, the overall market decreased 8.5% on the full year comparison.

The Company maintained the new cloud service offering, in association with Portugal Telecom, adding additional services to the segment’s cloud computing portfolio and providing more complete telecom and IT solutions. This has allowed Oi to (i) develop a virtual data center platform, allowing even greater flexibility and granularity in resource management and billing, (ii) strengthen the cloud offering portfolio, with the addition of innovative solutions in platform and Software as a Service models (SaaS), and (iii) expand Oi’s data center ecosystem with the integration of Portugal Telecom’s data centers, enabling sophisticated redundancy and disaster recovery solutions.

Oi’s partnership with Portugal Telecom is also aimed at capturing operational synergies in the M2M (Machine-to-Machine) segment. A project is currently under way to use Portugal Telecom’s platform and expertise to improve Oi’s portfolio of solutions in this segment.

02/18/2014	10

Operating Costs and Expenses

Table 2 – Breakdown of Operating Costs and Expenses

Item - R$ million	4Q13	4Q12	3Q13	YoY	QoQ	2013	2012	YoY
Operating Expenses
Interconnection	905	1,125	907	-19.6%	-0.2%	3,966	4,414	-10.1%
Personnel	585	536	603	9.1%	-3.0%	2,453	2,016	21.7%
Materials	62	46	60	34.8%	3.3%	221	156	41.7%
Handset Costs/Other (COGS)	135	207	96	-34.8%	40.6%	515	542	-5.0%
Third-Party Services	2,040	2,202	2,102	-7.4%	-2.9%	8,394	8,236	1.9%
Marketing	148	108	116	37.0%	27.6%	539	475	13.5%
Rent and Insurance	533	437	566	22.0%	-5.8%	2,067	1,813	14.0%
Provision for Bad Debts	117	157	201	-25.5%	-41.8%	850	595	42.9%
Other Operating Expenses (Revenue), Net	-811	56	310	n.m.	n.m.	-165	1,021	n.m.

TOTAL	3,713	4,874	4,960	-23.8%	-25.1%	18,839	19,269	-2 .2%

Note: 2012 figures are pro-forma.

Fourth-quarter operating costs and expenses totaled R$3.7 billion, 23.8% down from 4Q12 and 25.1% less than in the previous quarter. Annual operating costs and expenses came to R$18.8 billion, a 2.2% reduction over 2012. It is worth highlighting that 4Q13 was impacted by the gain from the sale of GlobeNet in amount of R$1,497 million (transaction value deducted from related expenses). Disregarding this one-off gain, the opex in 4Q13 stood at R$ 5,210 million. It is also worth noting that despite the fact that approximately 70% of the opex is linked to inflation, which stood at 5.9% in 2013, routine opex in 4Q13 remained stable comparable to the 4Q12 routine opex, which amounted R$ 5,194 million (disregarding R$ 200 million from the sales of mobile towers and R$ 120 million related to reversal of labor contingencies).

Interconnection

Interconnection costs totaled R$905 million in 4Q13, 19.6% down YoY, primarily due to MTR reduction, as well as lower mobile voice and SMS off-net traffic due to the Company’s incentives for on-net offers. In relation to the previous quarter, these costs remained flat. Annual interconnection costs reached R$4 billion, 10.1% less than in 2012, also explained by the reduction in the MTR tariff and lower off-net traffic.

Personnel

Personnel costs and expenses totaled R$585 million in 4Q13, 9.1% higher than in 4Q12, mainly due to the insourcing of part of Oi’s internal network maintenance operations in 2013 and the annual collective bargaining agreement adjusted by inflation. Compared to the previous quarter, the 3.0% decrease in personnel costs was mostly due to reduction in employees’ overtime pay, underlining the Company’s commitment to improving productivity and reducing costs.

Annual personnel expenses amounted to R$2.5 billion, a 21.7% increase over the year before, due to the expansion of the workforce related to the insourcing of part of Oi’s internal network maintenance operations, the one-off payment of 2012 wage bonuses in 2Q13, and the annual collective bargaining agreement adjusted by inflation.

02/18/2014	11

Third Party Services

Expenses with third-party services totaled R$2.0 billion in 4Q13, 7.4% and 2.9% down from 4Q12 and 3Q13, respectively, chiefly due to: (i) slowdown in sales and consequently commissions, as a result of the Company’s focus on sales quality, especially in the YoY comparison, (ii) reduction in the contact rate, and (iii) lower plant maintenance costs. These effects were partially offset by increased data-processing expenses and higher expenses with legal consulting and advisory services. The annual comparison was also impacted by the higher cost of pay TV content acquisitions and the reduction in electricity tariffs.

Annual expenses from third-party services came to R$8.4 billion, an increase of 1.9% over 2012, reflecting the consulting expenses related to the implementation of the BPO project for the back-office operations at the end of 2Q12, contractual adjustments due to inflation, and greater pay TV content acquisitions in 2013, partially offset by reduced electricity tariffs and lower expenses with commissions and sales mostly in the second half of 2013.

Marketing

Advertising expenses closed 4Q13 at R$148 million, up 37.0% YoY, due to the launch of Oi Galera and the Oi Sorte na Palma da Mão campaign. The 27.6% increase over 3Q13 was the result of increased expenses with advertising campaigns for Christmas.

Annual advertising expenses amounted to R$539 million, 13.5% more than in 2012, reflecting higher expenses from the launch of Oi Galera, the Oi Sorte na Palma da Mão campaign, sponsorship of Rock in Rio, and FIFA’s Confederations Cup media expenses where Oi was a sponsor and the official provider of IT and telecom services in June 2013.

Rent and Insurance

Rent and insurance expenses moved up by 22.0% over 4Q12 to R$533 million, chiefly due to (i) increased real estate rentals and higher operational leasing of network infrastructure, both related to assets sold during 2013, (ii) annual contractual adjustments, (iii) higher expenses with the insourcing of internal plant, including car rental and insurance, and (iv) the launch of the SES-6 satellite.

Annual rent and insurance expenses totaled R$2.1 billion, R$254 million higher than in 2012, primarily as a result of higher expenses with tower rentals related to the asset disposals in 2013, real estate and vehicle rentals related to the insourcing of internal plant, and annual contractual adjustments.

Provision for Bad Debt

The provision for bad debt came to R$117 million in 4Q13, a YoY decline of R$40 million and a sequential decrease of R$84 million, as a result of sales quality improvement initiatives, improved collection efficiency especially in the Residential and SMEs segments, and the more strict credit requirements for new customers. It is also worth noting that this provision represented 1.6% of net revenue, versus 2.8% in 3Q13 and 2.1% in 4Q12, demonstrating the Company’s focus on financial discipline.

02/18/2014	12

Total expenses with the provision for bad debt in 2013 reached R$850 million, 42.9%, or R$255 million, higher than in 2012, reflecting the sales growth in 2012, combining with the deterioration of the macroeconomic scenario in 2013. The 2013 provision represented 3.0% of the annual net revenues while in 2012 it represented 2.1%. Worth noting that the initiatives adopted in the second half to improve sales quality and collection efficiency are already showing positive results with the bad debt decreasing to 1.6% of net revenues in 4Q13.

Other Operating Expenses (Revenue)

The Company recorded other net operating revenues of R$811 million in 4Q13, versus other net operating expenses of R$310 million in 3Q13 and R$56 million in 4Q12. This result was impacted by the sale of GlobeNet concluded in 4Q13 with net positive impact of R$1.497 million. Considering the routine expenses, the year-over-year increase was mainly explained by lower revenue from infrastructure rentals primarily due to asset sales, prescribed dividend in 4Q12, higher VAS content acquisition costs and lower revenue from late bill payment fees. In comparison to the previous quarter, the routine expenses increased chiefly due to the lower revenue from infrastructure rentals primarily related to asset sales, and the lower levels of recovered taxes.

In 2013, the Company recorded other operating revenues of R$165 million, a positive impact of R$1.2 billion compared to 2012, chiefly due to the sale of GlobeNet.

EBITDA

Table 3 – EBITDA and EBITDA Margin

	4Q13	4Q12	3Q13	YoY		QoQ		2013	2012	YoY
Oi S. A. Pro-Forma
EBITDA (R$ Mn)	3,496	2,516	2,139	39.0%		63.4%		9,583	8,873	8.0%
EBITDA Margin (%)	48.5%	34.0%	30.1%	14.5	p.p.	18.4	p.p.	33.7%	31.5%	2.2	p.p.
Routine EBITDA (R$ Mn)	1,999	2,196	1,966	-9.0%		1.7%		7,576	n.a.	—

Routine EBITDA Margin (%)	27.7%	29.7%	27.7%	-2.	0 p.p.	0.	0 p.p.	26.7%	n.a.	—

Note:	(1)	2012 figures are pro-forma.
	(2)	n.a.: In 2012, the Company did not use the routine EBITDA concept.

EBITDA totaled R$3.5 billion in 4Q13, 39.0% up against the same period of last year and 63.4% higher than the previous quarter, as a result of the gain from the sale of GlobeNet. The year-over-over comparison is also impacted by the YoY decline in net revenue. Annual EBITDA came to R$9.6 billion, an 8.0% growth compared to 2012.

Routine EBITDA stood at R$1,999 million in 4Q13. Disposal of GlobeNet resulted in gains of R$1,497 million. Additionally, in 4Q13 Oi booked a gain associated with the reversal of labor contingencies amounting to R$115 million, of which R$74 million were deemed to be related to prior years. This gain was offset by one-offs including provisions related to write-offs in connection with a project of fixed assets reconciliation. The objective of such project is to comply with obligations related to the identification of reversible assets.

Routine EBITDA presented a year-over-year decrease of 9.0%, explained by the net revenue reduction during the same period. Comparing to 3Q13, routine EBITDA showed a 1.7% growth, reflecting the continuing improvements on quality of sales, operational efficiency and financial discipline. Routine EBITDA margin reached 27.7% in 4Q13, flat from 3Q13.

02/18/2014	13

Capex

Table 4 – Capex

R $ million	4Q13	4Q12	3Q13	YoY	QoQ	2013	2012	YoY
Capex
Network	1,095	1,577	1,119	-30.6%	-2.1%	4,678	4,772	-2.0%
IT Services	92	82	65	12.2%	41.5%	348	336	3.6%
Outros (1)	328	447	355	-26.6%	-7.6%	1,224	1,456	-15.9%

Total	1,515	2,106	1,540	-28.1%	-1.6%	6,250	6,564	-4.8%

Note:	(1)	Includes the 4G license in 2012.
	(2)	2012 results are pro-forma.

Annual Capex totaled R$6.3 billion in 2013, 4.8% less than in 2012. These figures include the capitalization of financial expenses related to interest on construction in progress in the amount of R$250 million (2013) and R$324 million (2012). Excluding these financial expenses, the investments in Capex amounted to R$6.0 billion in 2013 and R$6.2 billion in 2012.

It is important to mention that R$4.7 billion (or 75% of total Capex) went to the network, mainly allocated to: (i) expanding and improving the quality of the 3G mobile network; (ii) improving the wireline network for the broadband service; (iii) optimizing the Oi TV platform; and (iv) implementing and expanding the 4G network, which began operations in 2013. The Others line amounted to R$1.2 billion in 2013, down by 15.9%, reflecting the 4G license acquired in 2012.

Operational Cash Flow (EBITDA – Capex)

Table 5 – Operational Cash Flow

	4Q13	4Q12	3Q13	YoY	QoQ	2013	2012	YoY
Oi S. A. Pro-Forma
EBITDA (R$ Mn)	3,496	2,516	2,139	39.0%	63.4%	9,583	8,873	8.0%
Capex (R$ Mn)	1,515	2,106	1,540	-28.1%	-1.6%	6,250	6,564	-4.8%
Operational Cash Flow
(EBITDA - Capex)	1,981	410	599	383.2%	230.7%	3,333	2,309	44.3%
Routine Operational Cash
Flow	484	90	426	437.8%	13.6%	1,326	n.a.	—

Note:	(1)	2012 figures are pro-forma.
	(2)	n.a.: In 2012, the Company did not use the routine EBITDA concept.

Depreciation and Amortization

The Company reported depreciation and amortization expenses of R$1.1 billion in 4Q13, 7.7% greater than 4Q12 due to higher volume of investments, and 0.8% less than in the previous quarter as a result of reduced investments in the second half of the year.

Annual depreciation and amortization expenses totaled R$4.3 billion, 32.4% up against 2012, due to the increasing volume of investments occurred in the past years and, partly, to the fact that Oi S.A. was only operational for 10 months of 2012.

02/18/2014	14

Table 6 – Depreciation and Amortization (Oi S.A. Consolidated)

R$ million	4Q13	4Q12	3Q13	YoY	QoQ	2013	2012	YoY
Depreciation and Amortization

Total	1,083	1,006	1,092	7.7%	-0.8%	4,278	3,231	32 .4%

Note: 2012 figures refer to two months of results from the former Brasil Telecom S.A. and ten months from Oi S.A.

02/18/2014	15

Financial Results

Table 7 – Financial Results (Oi S.A. Consolidated)

R$ Million	4Q13	4Q12	3Q13	2013	2012
Oi S. A. Consolidated
Net Interest (on fin. investments and loans and financing)	-659	-461	-513	-2,174	-1,551
Net FX result (on fin. investments and loans and financing)	-196	-112	-191	-785	-484
Other Financial Income / Expenses	31	-161	-114	-316	-180

Net Financial Income (Expenses)	-825	-734	-818	-3,274	-2,216

Note: 2012 figures refer to two months of results from the former Brasil Telecom S.A. and ten months from Oi S.A.

Oi S.A. reported a net financial expense of R$825 million in 4Q13, 0.8% more than in the previous quarter and 12.4% higher than in 4Q12. In the year, Oi posted an annual net financial expense of R$3.3 billion, 47.8% up on 2012.

The sequential performance was primarily due to the increase in net interest but offset by other financial expenses. The increase in net interest was explained by the Company’s higher leverage, Selic rate interest increase, greater expenses from interest linked to IPCA in 4Q13. The slight growth in net FX results, despite the substantial QoQ devaluation of the Real, was due to the Company’s low average foreign currency exposure in 4Q13. The decrease in Other Financial Income / Expenses was mainly due to the reversal of interest and monetary restatement over PIS/COFINS included in the tax refinancing program (Refis).

The annual net financial result was mainly impacted by higher IPCA index and Dollar and Euro appreciation, as well as the Company’s increased leverage.

Net Result

Oi S.A. posted net income of R$1.2 billion in 4Q13, R$776 million increase over 4Q12 (+191%) and R$1.0 billion (+588%) sequentially. Annual net income totaled R$1.5 billion in 2013, R$292 million less than in 2012 (-16.4%).

Table 8 – Net Income (Oi S.A. Consolidated)

	4Q13	4Q12	3Q13	YoY	QoQ	2013	2012	YoY
Net Income
Net Earnings (R$ Mn)	1,183	407	172	190.7%	587.8%	1,493	1,785	-16.4%
Net Margin	16.4%	5.5%	2.4%	10.9 p.p.	14.0 p.p.	5.3%	7.1%	-1.8 p.p.
Earnings per Share (R$)	0.721	0.248	0.105	190.7%	586.7%	0.910	1.088	-16.4%

Note: 2012 figures refer to two months of results from the former Brasil Telecom S.A. and ten months from Oi S.A.

02/18/2014	16

Debt & Liquidity

Table 9 – Debt

R$ million	Dec/13	Dec/12	Sep/13	% GrossDebt
Debt
Short Term	4,116	2,783	5,115	12.0%
Long Term	30,231	30,088	28,938	88.0%

Total Debt	34,347	32,871	34,053	100.0%

In Local Currency	21,287	20,497	20,682	62.0%
In Foreign Currency	14,566	12,849	14,049	42.4%
Swaps	-1,507	-475	-678	-4.4%

(-) Cash	-3,931	-7,804	-4,486	-11.4%

Balance transferred to noncurrent assets for sale (1)	—	—	-271	—

(-) Cash	-3,931	-7,804	-4,758	-11.4%
(=) N et Debt	30,416	25,068	29,295	88.6%

(1)	This refers to GlobeNet cash and equivalents, which following the agreement settled for the sale of this business, was reclassified for accounting purposes, together with other GlobeNet assets, to noncurrent assets for sale.

Consolidated gross debt closed 2013 at R$34.3 billion, 0.9% up from the previous quarter. The accrual of debt, the hedge result and the quarter’s funding operations were partially offset by the debt amortizations.

At the end of the quarter, 42.4% of gross debt was denominated in foreign currency, although only 0.2% (0.5% in September 2013 and 1.4% in December 2012), equivalent to R$59 million (R$167 million in September 2013 and R$466 million in December 2012), was exposed to exchange rate fluctuations. It is worth noting that Oi hedges its foreign-currency debt with derivative instruments (swaps and NDFs) and foreign-currency cash holdings.

The Company continues to pursue a financial strategy designed to improve its debt profile. At the end of 4Q13, the average debt maturity was 4.3 years.

02/18/2014	17

Table 10 – Net Debt Variation

R$ million	4Q13	4Q12	3Q13
Net Debt BoP	29,295	24,483	29,489
(-) EBITDA	3,496	2,516	2,139
(+) GlobeNet (EBITDA impact)	1,497	0	0
(+) Capex	1,515	2,106	1,540
(+) Assets in Escrow	246	210	170
(+) Corporate Taxes	169	331	121
(+) PIS / COFINS on ICMS	709	0	0
(+) r Working Capital	-369	341	-636
(+) Net Financial Charges	1,061	636	750
(+) Dividends/Interest on Own Capital	476	87	0
(-) Asset Disposals	687	610	0
Net Debt EoP	30,416	25,068	29,295

(1)	Capex = economic capex in the period.
(2)	Change in Working Capital includes the difference in capex disbursement and economic capex.

Given the cash balance of R$3.9 billion, net debt closed the fourth quarter at R$30.4 billion, 3.8% up on 3Q13, chiefly as a result of adherence to the tax refinancing program (Refis), which effectively improves Oi’s balance sheet profile, and the quarterly dividend payout. It is important to highlight that, by adhering to Refis, the Company benefitted from the exemption to interest and monetary restatement over PIS/COFINS related to this payment, which impacted positively the P&L this quarter. Note also that the routine FCF evolution amounted to R$623 million, an improvement from R$1.3 billion registered in 4Q12, which shows the Company’s discipline to fixing its cash flow profile. Additionally, the cash from the GlobeNet sale was received in January 2014.

The gross debt amortization schedule is as follows:

Table 11 – Gross Debt Amortization Schedule

(R$ million)	2014	2015	2016	2017	2018	2019 onwards	Total
Schedule for the Amortization of Gross Debt
Local Currency Amortization	3,256	2,324	3,789	4,119	2,720	5,080	21,287
Foreign Currency Amortization + swap	861	1,265	1,179	2,905	408	6,442	13,060

Gross Debt Amortization	4,116	3,589	4,968	7,024	3,127	11,523	34,347

02/18/2014	18

Table 12 – Breakdown of Gross Debt

R$ million
Breakdown of Gross Debt	4Q13
Int’l Capital Markets	11,730
Local Capital Markets	9,414
ECAs & Int’l Development Banks	4,355
National Development Banks	6,356
Commercial Banks	4,528
Hedge and Borrowing Costs	-2,036
Total Gross Debt	34,347

The Company has credit lines that are already contracted and available for disbursement as shown below:

•	BNDES: credit line linked to capex between 2012 and 2014

•	R$2.5 billion

•	Revolving credit lines with commercial banks:

•	US$1.0 billion

•	R$1.5 billion

•	ECAs:

•	US$361 million

Asset Disposals

Throughout 2012 and 2013, Oi has entered into several agreements to divest of non-strategic assets. The objective of these transactions is to monetize assets that are not essential to the Company’s operations, in order to increase Oi’s financial flexibility and obtain savings, once the Company will acquire the related service in more favorable financial conditions, and to add value for its shareholders.

These transactions, however, result in additional lease costs to the Company who naturally does not rely upon future revenues from these assets. On the other hand, these transactions bring savings in terms of Capex and maintenance costs related to these assets. Therefore, once each transaction is completed, the Company’s results are subject to the effects of the above-mentioned items, net of taxes. In this sense, the table below shows the operational impact in 2013 EBITDA for each operation already concluded.

It is important to highlight that the cost of these transactions, between 7% and 8% (including costs, expenses, Capex and fiscal effects), is lower than the Company’s average funding costs, which demonstrates Oi’s financial discipline. Additionally, the Company estimates an impact of approximately R$650 million in the 2014 EBITDA due to these transactions.

02/18/2014	19

The table below shows more details regarding these previously-announced transactions:

Pro-forma Numbers	Mobile Towers	Fixed Towers	Real Estate [1]	Fixed Towers	GlobeNet [1]	Mobile Towers	TOTAL 2013
Date of Signed Contract	Dec/12	Apr/13	Jul/13	Jul/13	Jul/13	Dec/13	—

Term of lease (years)	15	20 - 40	—	20 - 40	13	15	—

Quantity	1,208	4,226	1	2,113	—	2,007	—

Status	OK	OK	OK	OK	OK	Completion expected by March/14	—

Total value of the transaction (R$ million)	516	1,087	210	687	1,779	1,525	5,288

Impact of the sale on EBITDA (R$ million)	200	n.m.	173	n.m.	1,497	1,340 ²	1,670

Operational impact in 4Q13 EBITDA (R$ million)	11	18	0	3	—	—	—

Operational impact in 2013 EBITDA (R$ million)	45	24	0	3	—	—	72

1	-	Cash-in still pending
2	-	Considering current book value

The chart above reflects the current view of management and is subject to various risks and uncertainties, including economic, regulatory and anti-trust factors. Any changes to these assumptions or factors may lead to practical results different from current expectations.

02/18/2014	20

Oi S.A. Consolidated

Income Statement - R$ million	4Q13	4Q12	3Q13	2013	2012
Net Operating Revenue	7,208.8	7,389.9	7,099.1	28,422.1	25,169.2
Operating Expenses	-3,713.0	-4,874.3	-4,960.0	-18,839.4	-17,181.0
Cost of Services Provided	-1,788.0	-1,682.9	-1,847.9	-7,117.5	-5,611.2
Cost of Goods Sold	-135.1	-207.3	-95.6	-515.4	-507.5
Interconnection Costs	-904.6	-1,125.5	-906.8	-3,965.6	-3,914.5
Selling Expenses	-1,244.6	-1,390.7	-1,357.0	-5,507.4	-4,737.8
General and Administrative Expenses	-733.2	-721.1	-723.7	-2,930.6	-2,519.9
Other Operting (Expenses) Revenue, net	1,092.5	253.1	-29.1	1,197.0	109.9
EBITDA	3,495.8	2,515.6	2,139.0	9,582.7	7,988.2
Margin %	48.5%	34.0%	30.1%	33.7%	31.7%
Depreciation and Amortization	-1,083.3	-1,006.0	-1,091.8	-4,278.5	-3,228.1

EBIT	2,412.5	1,509.6	1,047.2	5,304.2	4,760.1

Financial Expenses	-1,320.2	-1,048.4	-1,055.6	-4,649.7	-4,490.9
Financial Income	495.5	315.0	237.5	1,375.2	2,275.4

Income Before Tax and Social Contribution	1,587.7	776.2	229.2	2,029.8	2,544.6

Income Tax and Social Contribution	-405.1	-369.5	-56.9	-536.8	-759.7
Net Income	1,182.7	406.7	172.3	1,493.0	1,784.9
Margin %	16.4%	5.5%	2.4%	5.3%	7.1%

Outstanding Shares Thousand (ex-treasury)	1,640,028	1,640,028	1,640,028	1,640,028	1,640,028
Earnings per share (R$)	0.7211	0.2480	0.1050	0.9104	1.0883

02/18/2014	21

Oi S.A. Consolidated

Balance Sheet - R$ million	Dec-13	Dec-12	Sep-13
TOTAL ASSETS	70,096	69,150	68,711
Current	17,687	21,138	16,758

Cash and cash equivalents	2,425	4,408	3,130
Financial investments	493	2,426	386
Derivatives	452	640	161
Accounts Receivable	7,097	7,018	6,984
Inventories	433	385	416
Recoverable Taxes	907	1,726	719
Other Taxes	1,474	1,557	1,535
Assets in Escrow	1,316	2,068	1,382
Non-Current assets for sale	0	0	858
Other Receivables	1,776	0	0
Other Current Assets	1,315	909	1,188

Non-Current Assets	52,409	48,012	51,953

Long Term	23,530	20,534	23,416
Recoverable and Deferred Taxes	8,274	8,316	8,676
Other Taxes	891	738	969
Financial investments	99	64	70
Assets in Escrow	11,051	9,723	10,815
Derivatives	1,621	349	1,427
Financial Assets Available for Sale	914	906	901
Other	679	439	558
Investments	174	180	178
Property Plant and Equipment	24,786	23,103	24,293
Intagible Assets	3,919	4,196	4,066

Balance Sheet - R$ million	Dec-13	Dec-12	Sep -13
TOTAL LIABILITIES	70,096	69,150	68,711
Current	15,540	17,093	16,249

Suppliers	4,732	4,658	3,976
Loans and Financing	4,159	3,114	4,545
Financial Instruments	410	310	731
Payroll and Related Accruals	651	773	690
Provisions	1,224	1,569	1,064
Pension Fund Provision	184	104	166
Payable Taxes	432	1,066	334
Other Taxes	2,113	2,248	2,188
Dividends Payable	231	655	689
Authorizations and Concessions Payable	457	1,059	506
Liabilities to non-current assets for sale	0	0	338
Other Accounts Payable	948	1,538	1,023

Non-Current Liabilities	43,031	40,948	42,140

Loans and Financing	31,695	30,232	30,186
Financial Instruments	157	205	179
Other Taxes	1,747	2,239	2,515
Contingency Provisions	4,393	4,850	4,974
Pension Fund Provision	459	767	643
Outstanding authorizations	1,027	1,099	913
Other Accounts Payable	3,553	1,555	2,730

Shareholders’ Equity	11,524	11,109	10,322

Controlling Interest	11,524	11,109	10,322
Minority Interest	0	0	0

02/18/2014	22

Please note

The main tables in this Press Release will be available in Excel format in the “Financial Information / Quarterly Reports” section of the Company’s website (www.oi.com.br/ir).

Definitions of the terms used in the Press Release are available in the Glossary section of the Company’s website: http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&conta=44&tipo=44334

02/18/2014	23

Conclusion of the Sale of GlobeNet

On December 23, 2013, Oi published a Material Fact announcing that, on December 20, 2013, it had concluded the transfer of GlobeNet to BTG Pactual YS Empreendimentos e Participações S.A.

The transaction had an impact on 4Q13 EBITDA of R$1,497 million, after deducting the book value of the asset and the associated costs. Financial settlement took place in January 2014, following compliance with certain contractual conditions, considering the exchange rate on the settlement date.

The transaction also provided for Oi entering into a long-term supply contract to receive part of the telecommunications signal transmission capacity of GlobeNet’s submarine cables, thereby guaranteeing Oi’s use of this infrastructure and ensuring the continuity of its telecommunications services.

For more details, see the Material Fact:

http://www.mzweb.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43100&conta=44&id=185983

Transfer of 2,007 Mobile Telecommunications Towers

On December 3, Oi published a Material Fact announcing that it had entered into an agreement with SBA Torres Brasil Ltda., through which it undertook to transfer 100% of the capital stock of one of its subsidiaries, which owns 2,007 telecommunications towers used for mobile telephony services, for a total of R$1,525 million.

The transaction strengthens and improves the Company’s financial flexibility, allowing it to extend its debt maturities, reduce financing costs and reinforce its liquidity. It also brings certain direct benefits, such as funding for the Company’s investments in strategic businesses and the transfer to the purchaser of the responsibilities, costs and investments related to the operation, maintenance and expansion of the towers. At the same time, the transaction allows the Company to continue providing the Personal Mobile Service (SMP), since it also includes the leasing of space in the towers through a long-term agreement and establishes conditions for the expansion of the leased space.

Conclusion of the transaction is subject to compliance with the conditions precedent established in the agreement and is expected to occur by the end of March 2014.

For more details, see the Material Fact:

http://www.mzweb.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43101&conta=44&id=185098

Conclusion of the Sale of the Right to Use of Fixed Towers

On December 3, 2013, Oi published a Notice to the Market announcing that, following approval by Anatel, it had concluded, on November 26, 2013, a transaction involving the assignment of the right of commercial exploration and use of 2,113 telecommunications towers and the respective areas where they are located to SBA Torres Brasil Ltda., without the transfer, directly or indirectly, of ownership of said telecommunications towers and areas. In exchange, Oi will receive the total amount of R$686.725 million.

02/18/2014	24

The transaction strengthens and improves the Company’s financial flexibility, allowing it to extend its debt maturities, reduce financing costs and reinforce its liquidity. It also brings certain direct benefits, such as the optimization of resources and the transfer of the assets’ operating and maintenance costs to the assignee. At the same time, the transaction allows the Company to continue providing those services related to the Switched Wireline Telephony Service (STFC), given that it also involves the leasing of space in said towers and areas by the assignee in favor of the assignors and their subsidiaries, directly or indirectly, through a long-term agreement.

For more details, see the Notice to the Market:

http://www.mzweb.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43100&conta=44&id=185018

CADE’s Approval of the Consolidation of the Activities and Businesses of Oi and Portugal Telecom

On January 30, 2014, Oi informed to its shareholders and the market in general that the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica - CADE), the Brazilian antitrust regulator, has approved, without restrictions, the transaction subject of the material fact dated October 2, 2013, in connection with the consolidation of the activities and businesses of Oi and Portugal Telecom, SGPS, S.A. and that, on January 29, 2014, the deadline for third parties to lodge appeals against the decision or for CADE’s tribunal to review the decision expired without manifestation by such parties. For this reason, the decision by CADE published on January 14, 2014 has been fully affirmed.

For more details, see the Notice to the Market:

http://www.mzweb.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43101&conta=44&id=187414

Incorporation of TNL PCS

On February 1, 2014, Extraordinary General Meetings from TNL PCS (Oi’s mobile operator from Regions 1 and 3) and from Oi Móvel (Oi’s mobile operator from Region 2) deliberated on the incorporation of TNL PCS by Oi Móvel, thus extincting TNL PCS.

Oi Included in the ISE for the 6th Consecutive Year

For the sixth consecutive year, Oi was included in the BM&FBOVESPA’s Corporate Sustainability Index (ISE), which became effective as of January 6, 2014.

The new portfolio, which will remain in effect until January 2, 2015, contains 51 shares from 40 companies in 18 sectors with a joint market capitalization of R$1.14 trillion, equivalent to 47.16% of the total market cap of all the shares traded on the BM&FBOVESPA.

Oi’s permanence in the ISE reflects its commitment to social responsibility and the adoption of sustainable management practices, representing a constant challenge for the Company, which has been putting enormous effort into maintaining its sustainability platform, consolidating its culture and involving its value chain with the issue, aiming to ensure a continuous improvement in its practices and strategies.

02/18/2014	25

CVM INSTRUCTION 358, ART. 12: Direct or indirect controlling shareholders and shareholders who elect members of the Board of Directors or the Fiscal Council, and any other individual or legal entity, or group of persons, acting as a group or representing the same interests, that attains a direct or indirect interest representing five percent (5%) or more of a type or class of shares of the capital of a publicly-held company, must notify the Securities Commission (CVM) and the Company of the fact, in accordance with the above article.

Oi recommends that its shareholders comply with the terms of article 12 of CVM Instruction 358, but it takes no responsibility for the disclosure or otherwise of acquisitions or disposals by third parties of interests corresponding to 5% or more of any type or class of its share, or of rights over those shares or other securities that it has issued.

	Capital	Treasury	TmarPart	TmarPart Shareholders (2)	Free -Float
Common	599.008.629	84.250.695	290.549.788	62.293.273	161.914.873
Preferred	1.198.077.775	72.808.066	18.289.917	422.760.870	684.218.922
Total	1.797.086.404	157.058.761	308.839.705	485.054.143	846.133.795

Note:	(1)	Shareholding position as of December 31, 2013.
	(2)	AG Telecom, Andrade Gutierrez, BNDES, Bratel, Funcef, La Fonte Telecom, LF TEL, Petros and Previ.

02/18/2014	26

Portuguese
Date:		Wednesday, February 19, 2014 09:00 a.m. (Brasília) / 07:00 a.m. (NY) / 12:00 p.m. (Portugal / UK)

Access:	Phone:	+55 (11) 3127-4971

+55 (11) 3728-5971

	Code:	Oi

	Replay:	+55 (11) 3127-4999

Available until 02/26/2014

	Code:	54046124

Webcast:	Click here

English
Date:		Wednesday, February 19, 2014 11:00 a.m. (Brasília) / 09:00 a.m. (NY) / 02:00 p.m. (Portugal / UK)

Access:	Phone:	1-877-317-6776 (USA)

1-412-317-6776 (other countries)

	Code:	Oi

	Replay:	1-877-344-7529 (USA)

1-412-317-0088 (other countries)

Available until 03/02/2014

	Code:	10040168

Webcast:	Click here

02/18/2014	27

This report includes consolidated financial and operating data for Oi S.A. and its direct and indirect subsidiaries as of December 31, 2013. In compliance with CVM instructions, the data are presented in accordance with international financial reporting standards (IFRS).

Following approval of the corporate restructuring on February 2 , 2012, the shareholders of Tele Norte Leste Participações S.A. (TNL), Coari Participações S.A. (Coari) and Telemar Norte Leste S.A. (TMAR) became shareholders of Oi S.A., TNL’s and Coari’s shares were extinguished and TMAR became a wholly-owned subsidiary of Oi S.A. The results presented herein refer to Oi S.A. (the remaining company and new name of Brasil Telecom S.A.) for the period ended December 31, 2013. However, in order to provide a clearer understanding of the Company’s performance, we have prepared pro forma consolidated results for the year end of 2012, which are equivalent to operating figures, revenue, costs and expenses (EBITDA), and investments of TNL, as if the mergers had taken place on January 1, 2012.

Due to the seasonality of the telecom sector in its quarterly results, the Company will focus on comparing its financial results with the same period in the previous year.

This report contains projections and/or estimates of future events. The projections contained herein were compiled with due care, taking into account the current situation, based on work in progress and the corresponding estimates. The use of terms such as “projects”, “estimates”, “anticipates”, “expects”, “plans”, “hopes” and so on, is intended to indicate possible trends and forward-looking statements which, clearly, involve uncertainty and risk, so that future results that may differ from current expectations. These statements are based on various assumptions and factors, including general economic, market, industry, and operational factors. Any changes to these assumptions or factors may lead to practical results that differ from current expectations. Excessive reliance should not be placed on these statements. Forward-looking statements relate only to the date on which they are made, and the Company is not obliged to update them as new information or future developments arise. Oi takes no responsibility for transactions carried out or investment decisions taken on the basis of these projections or estimates. The financial information contained herein is unaudited and may therefore differ from the final results.

Additional Information and Where to Find It:

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This communication contains information related to (1) the proposed capital increase and related public offering of common shares and preferred shares by Oi, (2) the proposed merger of shares (incorporação de ações) between TmarPart and Oi, and (3) the proposed merger (incorporação) of Portugal Telecom with and into TmarPart.

Oi may file a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering of its common shares and preferred shares to be issued in connection with its proposed capital increase. Before you invest, you should read the prospectus in that registration statement and other documents Oi has filed with the SEC for more complete information about Oi and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Oi will arrange to send you the prospectus after filing if you request it by calling toll-free 1-855-672-2332.

02/18/2014	28

In connection with the proposed merger of shares between TmarPart and Oi and the proposed merger of Portugal Telecom with and into TmarPart, TmarPart plans to file with the SEC (1) one or more registration statements on Form F-4, containing a prospectus or prospectuses which will be mailed to shareholders of Oi and/or Portugal Telecom, as applicable (other than non-U.S. persons as defined in applicable rules of the SEC), and (2) other documents regarding this proposed merger.

We urge investors and security holders to carefully read the relevant prospectuses and other relevant materials when they become available as they will contain important information about the proposed capital increase, proposed merger of shares and proposed merger.

Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed mergers, when available, free of charge on the Commission’s website at www.sec.gov or from TmarPart or Oi.

Special Note Regarding Forward-Looking Statements:

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, business strategies, future synergies and cost savings, future costs and future liquidity are forward-looking statements. The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “plans,” “targets,” “goal” and similar expressions, as they relate to TmarPart, Oi or Portugal Telecom, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current views of management of Oi and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made. Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions, we do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures TmarPart, Oi or Portugal Telecom make on related subjects in reports and communications TmarPart, Oi or Portugal Telecom file with the SEC.

Oi – Investor Relations
Bayard Gontijo	55 (21) 3131-2183	bayard.gontijo@oi.net.br
Marcelo Ferreira	55 (21) 3131-1314	marcelo.asferreira@oi.net.br
Cristiano Grangeiro	55 (21) 3131-1629	cristiano.grangeiro@oi.net.br
Patricia Frajhof	55 (21) 3131-1315	patricia.frajhof@oi.net.br
Rodrigo Faria	55 (21) 3131-1316	rodrigo.faria@oi.net.br

02/18/2014	29

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2014

OI S.A.

By:	/s/ Bayard De Paoli Gontijo
Name:	Bayard De Paoli Gontijo
Title:	Chief Financial Officer